UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 6, 2026

Commission File Number 001-37974

VIVOPOWER PLC

(Translation of registrant’s name into English)

Suite 4, 7th Floor, 50 Broadway,

London, United Kingdom,

SW1H 0DB

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

VivoPower Reinforces Focus on AI Data Center Business and Provides Update on Non-Core Businesses

On July 6, 2026, VivoPower PLC (the “Company” or “VivoPower”) provides the following update in respect of its strategic direction and the previously announced separation initiatives relating to its subsidiaries Tembo e-LV B.V. (“Tembo”) and Caret Digital (“Caret Digital”). Following a strategic review, the Board of Directors of the Company has determined that VivoPower will focus, as a group and as its principal strategic priority, on the development and scale-up growth of its AI data center business and that the separation of each of Tembo and Caret Digital from the VivoPower group (each a non-core business of the group) will be progressed in a manner consistent with that strategic priority.

Tembo Business Combination

As previously disclosed, on 29 August 2024 the Company entered into a Business Combination Agreement (as amended) with Cactus Acquisition Corp. 1 Limited (“CCTS”) in relation to a proposed business combination involving Tembo (the “Tembo Business Combination”). The registration statement on Form F-4 in respect of the proposed Tembo Business Combination remains under review with the United States Securities and Exchange Commission (the “SEC”).

Subject to completion of the SEC review process, receipt of the requisite shareholder approvals and the satisfaction (or, where applicable, waiver) of the other conditions to closing, it is currently contemplated that, on completion, the combined entity will be named Tembo Group N.V. and that its ordinary shares will be listed on the Nasdaq Stock Market, with the Company retaining a minority shareholding in the combined entity, subject to customary conditions and required regulatory approvals.

Consistent with the Board’s determination that VivoPower will focus on its AI data center business as its principal strategic priority, and having regard to the terms of the Tembo Business Combination described above, the Company confirms that any special dividend distribution and related record date arrangements referenced in the Company’s press release dated 9 June 2025 and any related or subsequent announcements (together, the “Prior Tembo Distribution Announcements”) are hereby discontinued and will be superseded by the arrangements described in the Business Combination Agreement (as amended) and the registration statement on Form F-4, as and when declared effective by the SEC. Without limitation, the indicative ex-dividend date and indicative record date referenced in the Prior Tembo Distribution Announcements, together with any other indicative parameters, valuation indications, distribution ratios, implementation steps or expected timing set out or referenced in the Prior Tembo Distribution Announcements, are no longer operative and should not be relied upon by any VivoPower shareholder or other person.

The Company has received NASDAQ approval to use the ticker “TEMB”. However, no assurance can be given that the Tembo Business Combination will be completed on the terms or timetable currently contemplated, or at all. The Company will provide further updates in respect of the Tembo Business Combination as and when required by applicable law or its disclosure obligations.

Caret Digital

As previously disclosed, including in the Company’s press release dated 24 June 2025 and related announcements (together, the “Prior Caret Announcements”), VivoPower has been evaluating strategic options in respect of its legacy US-based solar development and digital asset mining operations, which have been organized under the Caret Digital brand. Those options have included a potential separation of Caret Digital from the wider VivoPower group by way of a spin-off of Caret Digital coupled with a special dividend in the form of Caret Digital shares to VivoPower shareholders, to be effected in connection with a proposed direct listing of Caret Digital on a US national securities exchange.

Following a strategic review undertaken by the Board of Directors of the Company in consultation with its advisers, the Board has determined that VivoPower will focus, as a group, on the development and commercialization of its AI data center business as its principal strategic priority. In light of that determination, the Board considers that a clean and complete separation of Caret Digital from the VivoPower group is preferable to the arrangements previously contemplated under the Prior Caret Announcements (which would have involved VivoPower retaining a continuing shareholding in Caret Digital alongside the partial in specie special dividend distribution to VivoPower shareholders). The Board has also had regard, among other things, to the deterioration in digital asset and ancillary market conditions since the Prior Caret Announcements.

Accordingly, the Company confirms that the special dividend and the related in specie distribution arrangements referenced in the Prior Caret Announcements are hereby discontinued and will be superseded by a potential Proposed Separation described below. Any indicative parameters set out in, or referenced by, the Prior Caret Announcements (including the indicative record date, the indicative distribution ratio, any valuation indication and any other indicative implementation steps) are no longer operative and should not be relied upon.

Under the Proposed Separation, subject to the matters referred to below, the entire issued share capital of Caret Digital held by the VivoPower group would, in due course, be distributed in specie to VivoPower shareholders on a pro rata basis (the “Proposed Separation”). The Proposed Separation is being developed with the intention of providing VivoPower shareholders with their full pro rata economic interest in Caret Digital, rather than the partial special dividend distribution contemplated by the Prior Caret Announcements.

The Board of Directors is committed to implementing the Proposed Separation, subject to the matters referred to in this paragraph. Implementation of the Proposed Separation will be subject to, among other things: the final approval of the Board of Directors of the definitive terms of the Proposed Separation; the receipt of all necessary regulatory, stock exchange and, if and to the extent required, shareholder approvals; the agreement of definitive transaction documentation; the effectiveness of any registration, listing or other arrangements required in connection with the listing of Caret Digital on a US national securities exchange; prevailing market conditions; and the satisfaction of customary conditions. Accordingly, while the Company intends to proceed with the Proposed Separation, no assurance can be given as to the final structure, form, timing or other terms of the Proposed Separation, or as to whether or when it will be implemented, and further announcements will be made in due course.

No offer of securities is being made by this announcement. This announcement does not constitute, and shall not be construed as, an offer to sell or a solicitation of an offer to buy any securities, and does not constitute tax, legal or investment advice. VivoPower shareholders are urged to consult their own professional advisers regarding the tax, legal and other consequences of the Proposed Separation. Any securities that may, in the future, be offered, issued or distributed in connection with the Proposed Separation will not be offered, sold or distributed in any jurisdiction in which such offer, sale or distribution would be unlawful. The Company will make further announcements in respect of Caret Digital, including in respect of the Proposed Separation, as and when required by applicable law or its disclosure obligations.

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-292437).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws.

This announcement contains forward-looking statements including, but not limited to, statements regarding: the Company’s strategic focus on its AI data center business; the proposed Tembo Business Combination, including the timing and outcome of the SEC’s review of the registration statement on Form F-4, the receipt of requisite shareholder approvals, the satisfaction or waiver of closing conditions, the anticipated name and Nasdaq listing of the combined entity, and the Company’s expected retention of a minority shareholding therein; and the proposed separation of Caret Digital, including the intended in specie distribution of Caret Digital shares to VivoPower shareholders on a pro rata basis, the proposed direct listing of Caret Digital on a US national securities exchange, and the structure, form, terms and timing of the Proposed Separation. These statements reflect the Company’s current intentions and expectations only.

Actual results may differ materially from those expressed or implied by these statements due to risks and uncertainties, including: (i) the timing and outcome of the SEC review process in respect of the Form F-4 and whether or when it is declared effective; (ii) the failure to obtain, or delays in obtaining, necessary regulatory, stock exchange or shareholder approvals for either the Tembo Business Combination or the Proposed Separation; (iii) the failure to satisfy other conditions to closing of the Tembo Business Combination; (iv) the parties’ ability to agree and execute definitive transaction documentation for the Proposed Separation; (v) the Board’s determination of the final terms of, and whether to proceed with, the Proposed Separation; (vi) the effectiveness of any registration, listing or other arrangements required in connection with a listing of Caret Digital on a US national securities exchange; (vii) deterioration in digital asset and ancillary market conditions; (viii) prevailing market conditions generally; (ix) the potential that either transaction is completed on terms different from those currently contemplated, or is not completed at all; and (x) other factors set forth in VivoPower’s filings with the SEC.

Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “target,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, changes in accounting interpretations, intensity of competition, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 6, 2026	VivoPower PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman